UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J,V. Delaney & Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Vienna
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph V Delaney (949) 720-0063
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WWC CPA's
(Name – *if individual, state last, first, middle name*)

2010 Pioneer Ct. (Address) San Mateo (City) CA (State) 94404 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Joseph V Delaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J,V. Delaney & Associates, as of September 30, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sole Proprietor

Title

Please See Attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA JURAT
(CALIFORNIA GOVERNMENT CODE § 8202)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA

COUNTY OF ORANGE

Subscribed and sworn to (or affirmed) before me on this 17 day of November, 20 20,

by JOSEPH V. DELANEY, proved to me on the basis of

(Name of Signer(s))

satisfactory evidence to be the person(s) who appeared before me.

DYANN M. KIPLING
Notary Public - California
Orange County
Commission # 2235107
My Comm. Expires Apr 17, 2022

Dyann M. Kipling

Signature of Notary Public (Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

Description of Attached Document

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

Additional Information: ______

revision date 01/01/2015

J.V. DELANEY & ASSOCIATES

Financial Statements and Supplemental Schedules

September 30, 2020

(With Independent Auditors' Report Thereon and Supplemental Schedules)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

.

J.V. DELANEY & ASSOCIATES

September 30, 2020

Table of Contents

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO FINANCIAL STATEMENTS	3-4
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934:	5
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	6
SCHEDULE II & III - INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3	7
EXEMPTION REPORT	8
INDEPENDENT AUDITORS' REPORT ON EXEMPTION REPORT	9



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. J.V. Delaney, Owner
J.V. Delaney & Associates
Newport Beach, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.V. Delaney & Associates as of September 30, 2020 and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.V. Delaney & Associates as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J.V. Delaney & Associates' management. Our responsibility is to express an opinion on J.V. Delaney & associates' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J.V. Delaney & Associates in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I (the "Supplemental Information" has been subjected to audit procedures performed in conjunction with the audit of J.V. Delaney & Associates' financial statements. The Supplemental Information is the responsibility of J.V. Delaney & Associates' management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

We have served as J.V. Delaney & Associates' auditor since 2019.

San Mateo, California
November 13, 2020

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

J.V. DELANEY & ASSOCIATES

STATEMENT OF FINANCIAL CONDITION

As of September 30, 2020

ASSETS

Cash and cash equivalents	$	12,469
Total current assets		12,469
Furniture and equipment at cost, net of		
accumulated depreciation		209
TOTAL ASSETS	$	12,678

LIABILITIES AND OWNER'S EQUITY

Accounts payable	$	1,250
Accrued expenses		521
TOTAL LIABILITIES		1,771
NET ASSETS		10,907
TOTAL LIABILITIES AND NET ASSETS	$	12,678

The accompanying notes are an integral part of these financial statements.

J.V. DELANEY & ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

September 30, 2020

Note 1 – Organization and Nature of Business

J.V. Delaney & Associates a sole proprietorship (owner) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency ("FINRA"). The sole proprietorship acts as an investment banker and financial advisor to public and private companies.

Note 2 – Significant Accounting Policies

Basis of Presentation – The sole proprietorship (owner) is licensed to conduct the following types of business as a securities broker-dealer including:

- Brokering and dealing in retail sales of corporate securities on a fully disclosed basis;
- Brokering of municipal securities;
- Retail sales of mutual funds on a subscription basis;
- Act as placement agent in private placement of securities;
- Brokering of government securities; and
- Underwriting of securities on a "best efforts" basis only.

Rule 15c3-3(k)(2)(ii) provides an exemption from the SEC's "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of J.V. Delaney & Associates.

Operations – The financial statements include only those assets and liabilities of the proprietor, which relate to his broker-dealer operations.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – J.V. Delaney & Associates is a sole proprietorship for income tax purposes and, accordingly, income or loss of the sole proprietorship is that of the proprietor.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Net Capital Requirements

The sole proprietorship is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2020, the sole proprietorship had net capital of $10,698 which was $5,698 in excess of its required net capital of $5,000. The sole proprietorship's net capital ratio to indebtedness was 6.04 to 1.

Note 5 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(ii) provides an exemption from the SEC's "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the sole proprietorship.

Note 7 – SIPC Supplementary Report Requirement

The sole proprietorship is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for 12 months ending September 30, 2020 because the sole proprietorship's SIPC Net Operating Revenues are under $500,000.

Note 8 – Subsequent Events

Sole proprietor has reviewed the results of operations for the period of time from its year end September 30, 2020 through November 13, 2020, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

J.V. DELANEY & ASSOCIATES

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

September 30, 2020

NET CAPITAL:

Owner's equity		$	10,907
Less non-allowable assets and deductions:			
Furniture and equipment at cost, net	209		
Prepaid expenses	-		
Securities, not readily marketable	-		
Other assets	-		
Haircuts on securities			209
NET CAPITAL		$	10,698
AGGREGATE INDEBTEDNESS, total liabilities		$	1,771
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$	118
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	5,000
MINIMUM NET CAPITAL REQUIRED		$	5,000
EXCESS NET CAPITAL		$	5,698

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO

		1,771	
NET CAPITAL		10,698	16.55%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of September 30, 2020.

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J.V. DELANEY & ASSOCIATES

SCHEDULE II & III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

September 30, 2020

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

J.V. DELANEY & ASSOCIATES
20 Vienna
Newport Beach, CA 92660

SEC Rule 15c3-3(k) Exemption Report
For year ending September 30, 2020

J.V. Delaney & Associates ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers or dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of subsection (k)(2)(ii).

2. The Company met the requirements of this exemption provision throughout the most recent fiscal year without exception.

J.V. DELANEY & ASSOCIATES

I, J.V. Delaney, swear that, to my best knowledge and belief, that this Exemption Report is true and correct.

Joseph V. Delaney

J.V. Delaney, Owner   11-13-2020
Date



WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. J.V. Delaney, Owner
J.V. Delaney & Associates
Newport Beach, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report, in which (1) J.V. Delaney & Associates identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.V. Delaney & Associates claimed an exemption from 17 C.F.R. §240.15c3-3 under paragraph (k)(2)(ii) (exemption provisions) and (2) J.V. Delaney & Associates stated that J.V. Delaney & Associates met the identified exemption provisions throughout the most recent fiscal year without exception. J.V. Delaney & Associates' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.V. Delaney & Associates' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WWC, P.C.

WWC, P.C.
San Mateo, California
November 13, 2020

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

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